Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE TWELFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

CVRX, INC.

CVRx, Inc. (hereinafter referred to as the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.    The name of the Corporation is CVRx, Inc., which is the name under which the Corporation was originally incorporated, and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 17, 2000.

2.    The Corporation is filing this Certificate of Amendment to amend the Corporation’s Twelfth Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on July 1, 2020 (as heretofore amended, the “Twelfth Amended and Restated Certificate of Incorporation”), as set forth in paragraph 3 below, which amendment has been duly adopted by the board of directors of the Corporation in accordance with Sections 141 and 242 of the DGCL, and by the stockholders of the Corporation in accordance with Sections 228 and 242 of the DGCL.

3.    Part A of Article 5 of the Twelfth Amended and Restated Certificate of Incorporation is hereby amended to read as follows:

That, effective on the filing of this Certificate of Amendment to the Twelfth Amended and Restated Certificate of Incorporation of the Corporation with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-39.548 reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each 39.548 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock and the Preferred Stock following the Reverse Stock Split shall remain at $.01 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of the Common Stock as determined in good faith by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified; and provided further, however, that whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering for a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified. For the foregoing purposes, all shares of Common Stock held by a holder shall be aggregated (thus resulting in no more than one fractional share per holder).

The total number of shares of stock which this Corporation is authorized to issue is 862,588,440 shares, par value $.01 per share, of which 625,217,795 shares are designated Common Stock, par value $.01 per share (the “Common Stock”), and 237,370,645 shares are designated as Preferred Stock, par value $.01 per share (the “Preferred Stock”). Of the shares of Preferred Stock, 2,454,686 shares are designated Series A-2 Convertible Preferred Stock, par value $.01 per share (the “Series A-2 Preferred Stock”), 2,963,069 shares are designated Series B-2 Convertible Preferred Stock, par value $.01 per share (the “Series B-2 Preferred Stock”), 4,308,394 shares are designated Series C-2 Convertible Preferred Stock, par value $.01 per share (the “Series C-2 Preferred Stock”), 8,631,967 shares are designated Series D-2 Convertible Preferred Stock, par value $.01 per share (the “Series D-2 Preferred Stock”), 12,114,211 shares are designated Series E-2 Convertible Preferred Stock, par value $.01 per share (the “Series E-2 Preferred Stock”), 29,773,318 shares are designated Series F-2 Convertible Preferred Stock, par value $.01 per share (the “Series F-2 Preferred Stock”), and 177,125,000 shares are designated Series G Convertible Preferred Stock, par value $.01 per share (the “Series G Preferred Stock”). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation (voting together on an as-if-converted basis).

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment to the Twelfth Amended and Restated Certificate of Incorporation in the name and on behalf of the Corporation this 22nd day of June, 2021.

CVRx, INC.

/s/ Nadim Yared
Nadim Yared, President and Chief Executive Officer